

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2021

William Zanker
Chief Executive Officer and President
GRIT BXNG At Home, Inc.
9 East 16th Street
New York, NY 10003

> **Re: GRIT BXNG At Home, Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed January 26, 2021**
> **File No. 024-11392**

Dear Mr. Zanker:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 19, 2021 letter.

Amendment No. 1 to Registration Statement on Form 1-A

Choice of Forum, page 35

1. We note the changes you have made in response to our prior comment 7, including that your exclusive forum provision "would not apply to suits brought to enforce any liability or duty created by the Securities Act or the Securities Exchange Act." Please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings of the provision's limited applicability.

Please contact Cara Wirth at (202) 551-7127 or Katherine Bagley at (202) 551-2545 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Leslie Marlow